FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui Announces Secondary Offering of Shares in Telepark Corp.

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 5, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer Chief Financial Officer

Explanatory Note:

Mitsui & Co., Ltd. is amending its 6-K filed on March 1, 2007 entitled “Mitsui Announces Secondary Offering of Shares in Telepark Corp.” to add a sentence in the last paragraph as set forth below:

Before amendment:

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

After amendment:

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us. The common stock of Telepark will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The complete amended announcement is provided as below.

March 5, 2007

For immediate release:

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui Announces Secondary Offering of Shares in Telepark Corp.

Mitsui & Co., Ltd. (“Mitsui”) announces that it decided to make secondary offering of some portion of shareholdings in Telepark Corp.(“Telepark”) in response to their request for diversifying Telepark’s shareholders and increase market liquidity of its shares.

1.	Number of shares to be offered: 36,000 (Common stock)

2.	Offering price: to be fixed

3.	Number of shares held and voting power before/after this offering (as of 1/31/2007):

Before 203,400 (61.780%)
After 167,400 (50.845%)

This transaction is in line with Mitsui’s corporate strategy under the new Medium-term Management Outlook, in which Mitsui has been reviewing and divesting existing investments in parallel with the execution of new investments.

For further information, please contact:

Mitsui & Co., Ltd.	Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7562
Facsimile : +81-3-3285-9819	Facsimile : +81-3-3285-9819
Email: infoTKADZ@mitsui.com

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us. The common stock of Telepark will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.